

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Christian Ulbrich
President and Chief Executive Officer and Director
JONES LANG LASALLE INC
200 East Randolph Drive
Chicago, IL 60601

      Re: JONES LANG LASALLE INC
          Registration Statement on Form S-4
          Filed April 29, 2019
          File No. 333-231099

Dear Mr. Ulbrich:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate and
          Commodities